SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 5, 2012
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Team Leader

kt 3Q 12 Earnings Release Investor Relations 2012. 11. 5

Disclaimer This presentation has been prepared by KT Corp. (“the Company”). This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No representation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment. Any decision to purchase shares of the Company should be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors. The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose.

Contents 1 Financial Highlights 2 Business Overview 3 Q&A 4 Appendix

K-IFRS / Consolidated 1-1 Financial Highlights Income Statement (Unit: KRW bn) • Operating revenue 6,519.4bn (QoQ) +12.9% / (YoY) +30.6% • Operating income 538.8bn (QoQ) +44.9% / (YoY) +4.3% • Net income 372.3bn (QoQ) +56.4% / (YoY) +45.6% • EBITDA 1,412.8bn (QoQ) +23.4% / (YoY) +11.5% ??Real estate and copper line disposal gains of KRW 164bn included in 3Q12 ? kt Rental included in the consolidated financials from 3Q12 Income Statement 3Q11 2Q12 3Q12 QoQ YoY Operating revenue 4,992.2 5,773.3 6,519.4 12.9% 30.6% Operating expense 4,475.8 5,401.5 5,980.6 10.7% 33.6% Operating income 516.4 371.7 538.8 44.9% 4.3% Margin (%) 10.3% 6.4% 8.3% Non-operating income (loss) -152.6 -71.3 -69.1 -3.0% -54.7% Income before income taxes 363.8 300.5 469.7 56.3% 29.1% Net income 255.7 238.0 372.3 56.4% 45.6% Margin (%) 5.1% 4.1% 5.7% EBITDA 1,267.3 1,145.0 1,412.8 23.4% 11.5% Margin (%) 25.4% 19.8% 21.7%

K-IFRS / Consolidated 1-2 Financial Highlights Subsidiaries (Unit: KRW bn) Normalized operating income contribution of subsidiaries is approximately KRW 60bn Adjustments for consolidation: Equity-method disposal gain from kt Rental, Depreciation of appraisal value, other adjustments for consolidation ? Subsidiaries financials are consolidated figures BC Card Revenue: 770.2bn Operating income : 35.6bn Kt Skylife Revenue: 145.7bn Operating income : 18.2bn Kt Rental Revenue: 180.5bn Operating income : 23.5bn Equity – method disposal Gain of KRW 126bn Included in the consolidated financials

1-3 Financial Highlights K-IFRS / Consolidated Operating Revenue 6,519.4 5,773.3 1,754.2 4,992.2 1,740.1 1,736.8 1,568.0 1,611.3 266.4 1,746.0 247.6 1,271.4 1,137.0 213.5 353.8 1,659.2 942.1 1,037.3 3Q11 2Q12 3Q12 (Unit: KRW bn) Wireless Wireline Media/Contents Finance/Rental & Others Merchandise & Others Wireless revenue 1,754.2bn (QoQ) + 0.8% / (YoY) + 1.0% Wireline revenue (QoQ) – 2.7% / (YoY) + 10.2% Media/Contents revenue 266.4bn (QoQ) + 7.6% / (YoY) + 24.8% Finance/Rental revenue9.9.1bn (QoQ) + 11.3% / (YoY) + 1732.2% BC Card: Consolidated since 4Q11 Kt Rental: Consolidated since 3Q12 Merchandise revenue 1,312.4bn (QoQ) + 34.9% / (YoY) + 49.7%

1.4 Financial Hightlights K-IFRS / Consolidated (Unit: KRW bn) Labor cost 756.8bn (QoQ) +2.2% / (YoY) +8.0% General expenses 2,510bn (QoQ) +2.8% / (YoY) +53.3% Cost of Service Provided 685bn (QoQ) +5.8% / (YoY) -4.0% Selling expenses 733.6bn (QoQ) +26.6% / (YoY) +69.0% Cost of Merchandise 1,257bn (QoQ) +32.1% / (YoY) +37.5% Operating Expenses Labor cost General expenses Cost of service provided Selling expenses Cost of Merchandise/Other expenses 5,980.6 5,401.5 756.8 4,475.8 740.5 700.6 2,510.0 2,441.0 1,637.3 685.0 713.9 647.7 733.6 434.1 579.2 1,295.0 989.9 993.1 3Q11 2Q12 3Q12

K-IFRS / Consolidated 1-5 Financial Highlights Financial Position (Unit: KRW bn) Debt Position —Total Debt : 11,416.1bn —Net Debt : 10,142.3bn Debt Ratio —Liability to Equity : 155.4% —Net Debt to Equity : 76.8% Debt ratio up slightly due to the inclusion of kt Rental in the consolidated F/S Year-end debt ratio is expected to drop QoQ Assets 3Q11 2Q12 3Q12 QoQ YoY Cash and cash equivalents 29,472.7 32,170.0 33,729.3 4.8% 14.4% Liabilities 1,245.6 1,401.3 1,273.8 -9.1% 2.3% Borrowings 17,233.5 19,474.2 20,522.1 5.4% 19.1% Equity 11,021.8 10,999.2 11,416.1 3.8% 3.6% Capital stock 12,239.1 12,695.8 13,207.3 4.0% 7.9% Net Debt 1,564.5 1,564.5 1,564.5 0.0% 0.0% Liabilities/Equity 9,776.1 9,597.9 10,142.3 5.7% 3.7% Debt to Equity Ratio (%) 140.8% 153.4% 155.4% Net Debt/Equity 90.1% 86.6% 86.4% Assets 79.9% 75.6% 76.8% 155.9% 166.0% 155.4% 144.3% 153.4% 142.3% 140.8% Liabilities to Equity 79.9% 79.4% 77.5% 76.8% Net Debt to Equity 75.4% 76.2% 75.6% 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12

K-IFRS / kt Stand Alone

1-6 Financial Highlights

CAPEX

(Unit: KRW bn)

- Total Capex
  - 3Q : 592.3bn
  - 3Q YTD : 2.5tn
- LTE Capex
  - 3Q : 168.9bn
  - 3Q YTD : 1,125bn

✓ Nationwide LTE coverage completed
✓ Plan to roll out Multi Carrier

- CAPEX Guidance
  - Yearly CAPEX : 3.8tn
  - Yearly LTE CAPEX : 1.3tn


Overhead
Wireless
Wireline
Depreciation
768.1
998.5
592.3
117.8
717.3
394.0
256.3
149.6
733.5
560.4
288.5
736.4
113.0
261.5
217.8
3Q11
2Q12
3Q12

8

1	Financial Highlights 2 Business Overview 3 Q&A 4 Appendix

K-IFRS / Consolidated 2-1 Business Overview Wireless (Unit: KRW bn) 3Q11 2Q12 3Q12 QoQ YoY Wireless Service 1,438.8 1,455.8 1,442.8 -0.9% 0.3% Interconnection 189.6 170.1 170.1 0.0% -10.3% Other wireless service 108.4 114.2 141.3 23.7% 30.4% Total 1,736.8 1,740.1 1,754.2 0.8% 1.0% ARPU increase from LTE subscriber expansion led to 0.8% QoQ and 1.0% YoY revenue growth Smartphone subscribers recorded 9.79m, representing 59.4% of total subscribers LTE subscribers stand at 2.49m as of 3Q, representing around 15% of total subscribers LTE subscribers will continue to grow with our differentiated pricing plans, network competitiveness and long-waited LTE handset launching (Unit: 1,000 / %) 9,787 8,537 9,135 351 1,170 2,488 7,299 7,653 8,186 7,966 5,242 6,317 55.4% 59.4% 51.4% 3,837 46.2% 38.5% 23.5% 32.2% 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 LTE 3G Smartphone % of Smartphone

K-IFRS / Consolidated 2-2 Business Overview Wireline (Unit: KRW bn) 3Q11 2Q12 3Q12 QoQ YoY Telephony 947.3 856.9 834.7 -2.6% -11.9% Broadband 487.7 431.1 432.8 0.4% -11.2% Line Lease 311.0 323.3 300.5 -7.1% -3.4% Total 1,746.0 1,611.3 1,568.0 -2.7% -10.2% Due to decrease in telephony and line lease revenue, total Wireline revenue fell 2.7% QoQ Broadband subscribers reached record number 8m With stabilizing bundling discount, Broadband revenue turned around QoQ Bundling rate of broadband subscribers reached 70% 26,938 26,901 26,952 26,982 26,987 26,923 26,846 7,552 7,629 7,724 7,823 7,922 7,967 8,009 3,038 2,932 3,156 3,230 3,294 3,326 3,344 16,453 16,234 16,071 15,929 15,771 15,630 15,493 68% 69% 70% 66% 67% 59% 61% 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 Broadband VoIP PSTN BB Bundling (Unit: 1,000 / %)

K-IFRS / Consolidated 2-3 Business Overview Media / Contents (Unit: KRW bn) 3Q11 2Q12 3Q12 QoQ YoY Media 194.4 233.1 252.1 8.1% 29.7% Contents 19.1 14.5 14.4 -0.7% -24.6% Media/Contents 213.5 247.6 266.4 7.6% 24.8% Media revenue Expanding kt Group Media subscribers and ARPU led to 24.8% revenue growth kt Group Media Subscribers —kt Group : 5.8m—kt IPTV : 3.78m (OTS 1.59m) (Unit: 1,000 / %) 4,547 4,709 4,900 5,125 5,341 5,593 5,796 2,022 2,013 2,049 2,025 2,088 2,058 2,154 1,301 1,421 1,590 966 1,081 1,195 844 1,761 1,881 2,015 2,150 2,193 1,549 1,656 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 Skylife Only olleh TV Skylife olleh TV

K-IFRS / Consolidated 2-4 Business Overview Finance / Rental (Unit: KRW bn) Finance/Rental revenue Due to consolidation of BC Card and kt Rental, revenue increased YoY Revenue increased 11.3% QoQ due to kt Rental consolidation in 3Q12 Other Services revenue Revenue from real estate and subsidiaries included Others Merchandise High-end LTE handsets increased merchandise sales by 34.9% QoQ Other revenue Real estate and copper line disposal gains included 3Q11 2Q12 3Q12 QoQ YoY Finance/Rental 51.3 844.1 939.1 11.3% 1732.2% Finance 51.3 844.1 819.0 -3.0% 1497.9% Rental 0.0 0.0 120.1 Other Services 302.6 292.8 332.3 13.5% 9.8% IT/Solution 159.5 161.2 153.5 -4.8% -3.8% Real Estate 90.1 44.2 72.7 64.4% -19.3% Other Subsidiaries 52.9 87.4 106.1 21.4% 100.3% 3Q11 2Q12 3Q12 QoQ YoY Merchandise Sales 877.0 972.8 1,312.4 34.9% 49.7% Other Revenue 65.2 64.5 346.8 437.5% 432.1%

1	Financial Highlights 2 Business Overview 3 Q&A 4 Appendix

1	Financial Highlights 2 Business Overview 3 Q&A 4 Appendix

4-1 K-IFRS Quarterly Income Statements

(Unit: KRW bn)

Consolidated I/S	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12	3Q12
Operating revenue	5,276	5,343	4,992	6,379	5,758	5,773	6,519
Service Revenue	3,969	4,074	4,050	4,792	4,708	4,736	4,860
Wireless	1,740	1,773	1,737	1,720	1,716	1,740	1,754
Fixed line	1,753	1,761	1,746	1,691	1,664	1,611	1,568
Media/Contents	185	187	213	215	231	248	266
Finance/Rental	54	59	51	833	836	844	939
Other service	237	293	303	334	262	293	332
Merchandise revenue	1,072	1,186	877	1,190	998	973	1,312
Other op revenue	235	83	65	397	52	65	347
Operating expense	4,555	4,910	4,476	6,075	5,183	5,402	5,981
Service expense	3,394	3,603	3,486	4,502	4,129	4,408	4,686
Labor expense	684	724	701	748	733	740	757
General expense	1,524	1,610	1,637	2,555	2,364	2,441	2,510
Depreciation	722	741	751	746	763	773	874
Commissions	321	365	349	414	333	346	333
Advertising	39	42	40	63	24	40	40
Financial biz exp	0	0	0	708	693	701	675
Other general exp	442	461	497	625	550	581	589
Cost of svc provided	630	768	714	721	600	648	685
Cost of service	275	382	327	358	258	339	341
Interconnection fees	284	285	273	273	259	239	247
Other cost of service	71	101	113	91	83	69	97
Selling expense	556	502	434	477	431	579	734
Sales expense	496	461	395	474	399	549	694
Bad debt expense	60	40	40	3	33	30	40
Cost of merch sold	1,116	1,222	914	1,268	993	951	1,257
Other op expense	45	85	76	305	61	42	38
Operating income	721	432	516	304	575	372	539
EBITDA	1,443	1,173	1,267	1,050	1,338	1,145	1,413
N-OP income(loss)	-61	-72	-153	-91	-50	-71	-69
Non-operating income	131	112	28	-3	140	9	125
Non-operating expense	197	199	187	57	194	88	198
Equity Method (G/L)	5	15	7	-30	4	8	4
Income bf taxes	660	361	364	213	525	300	470
Income tax	109	102	108	-3	118	63	97
Net income	555	421	256	220	408	238	372
NI contributable to KT	550	418	252	227	387	220	359

kt Stand Alone I/S	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12	3Q12
Operating revenue	4,863	5,333	4,705	5,266	4,645	4,634	5,161
Service Revenue	3,728	3,808	3,803	3,724	3,640	3,622	3,639
Wireless	1,729	1,750	1,713	1,694	1,691	1,715	1,731
Fixed line	1,766	1,774	1,771	1,731	1,682	1,616	1,590
Media/Contents	63	74	80	100	102	110	122
Finance/Rental							
Other service	170	211	239	199	164	180	196
Merchandise revenue	1,088	1,190	842	1,141	961	953	1,302
Other op revenue	48	335	60	401	44	59	221
Operating expense	4,338	4,671	4,199	4,932	4,129	4,322	4,751
Service expense	3,135	3,305	3,191	3,429	3,086	3,331	3,477
Labor expense	585	624	585	591	602	602	596
General expense	1,449	1,525	1,546	1,725	1,517	1,594	1,573
Depreciation	693	708	717	720	725	734	736
Commissions	335	376	360	415	333	347	346
Advertising	33	38	36	58	22	38	36
Financial biz exp							
Other general exp	388	404	433	532	438	476	455
Cost of svc provided	530	609	585	576	510	508	524
Cost of service	176	224	199	213	169	199	181
Interconnection fees	284	285	272	272	259	239	246
Other cost of service	71	101	114	91	83	70	97
Selling expense	571	546	475	536	457	627	784
Sales expense	528	515	444	538	437	607	758
Bad debt expense	43	31	31	-2	20	21	26
Cost of merch sold	1,162	1,276	932	1,242	989	950	1,241
Other op expense	41	90	75	261	55	40	33
Operating income	525	661	506	333	516	312	410
EBITDA	1,218	1,369	1,224	1,053	1,240	1,046	1,146
N-OP income(loss)	-65	-87	-156	-60	-54	-78	-72
Non-operating income	125	106	22	-10	134	3	117
Non-operating expense	191	193	178	50	188	81	189
Equity Method (G/L)							
Income bf taxes	460	575	351	273	462	234	338
Income tax	105	147	98	19	98	45	72
Net income	354	428	253	254	363	189	266

16

4-2 K-IFRS Statement of Financial Position

(Unit: KRW bn)

Consolidated	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12	3Q12
Asset	28,245	29,080	29,473	32,085	33,118	32,170	33,729
Current assets	7,958	8,182	8,434	9,791	10,919	9,831	10,486
Cash &cash equivalents	1,141	1,118	1,246	1,445	1,571	1,401	1,274
Trade & other rec	4,542	4,764	4,867	5,295	5,210	4,927	4,732
Inventories	737	729	646	675	895	942	801
Other current assets	1,538	1,572	1,675	2,376	3,242	2,560	3,678
Non-current assets	20,288	20,897	21,038	22,295	22,198	22,339	23,243
Trade & other rec	1,308	1,411	1,401	1,723	1,513	1,211	927
P.P.E	13,556	13,582	13,724	14,023	14,196	14,493	15,358
Other non-cur assets	5,423	5,904	5,914	6,549	6,490	6,635	6,958
Liabilities	16,682	17,079	17,234	19,548	20,669	19,474	20,522
Current liabilities	8,000	8,397	7,731	8,745	10,572	9,585	10,232
Trade & other payables	4,643	4,647	4,074	5,890	6,606	5,909	6,446
Short-term borrowings	2,610	3,034	3,034	2,112	3,074	2,832	2,968
Other current liabilities	747	716	623	742	892	843	819
Non-current liabilities	8,682	8,682	9,503	10,802	10,097	9,890	10,290
Trade & other payables	381	651	655	652	658	585	738
Long-term borrowings	7,489	7,130	7,988	8,886	8,377	8,167	8,449
Other non-cur liabilities	812	900	860	1,265	1,062	1,138	1,104
Equity	11,563	12,001	12,239	12,538	12,449	12,696	13,207

kt Stand Alone	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12	3Q12
Asset	24,731	25,509	25,791	26,454	27,126	26,412	25,978
Current assets	5,880	6,147	6,193	6,360	7,032	6,310	6,093
Cash &cash equivalents	804	874	891	790	809	791	501
Trade & other rec	4,217	4,426	4,517	4,832	4,740	4,500	4,264
Inventories	581	571	462	498	683	764	613
Other current assets	278	276	323	239	800	254	715
Non-current assets	18,851	19,362	19,598	20,094	20,094	20,103	19,885
Trade & other rec	1,167	1,298	1,297	1,608	1,396	1,099	788
P.P.E	12,988	13,125	13,249	13,321	13,504	13,744	13,604
Other non-cur assets	4,696	4,939	5,052	5,165	5,194	5,260	5,493
Liabilities	13,839	14,192	14,242	14,720	15,503	14,592	13,884
Current liabilities	6,723	7,003	6,238	6,036	7,347	6,582	6,181
Trade & other payables	4,350	4,371	3,878	4,425	4,824	4,322	4,059
Short-term borrowings	1,773	2,073	1,904	1,086	1,877	1,657	1,568
Other current liabilities	600	560	456	524	646	603	554
Non-current liabilities	7,116	7,189	8,004	8,684	8,155	8,010	7,703
Trade & other payables	326	597	604	597	611	543	697
Long-term borrowings	6,178	5,915	6,763	7,415	6,811	6,658	6,168
Other non-cur liabilities	612	677	637	672	734	809	838
Equity	10,892	11,317	11,549	11,734	11,623	11,821	12,094

17

4-3 Subscribers (kt only) Wireless 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 QoQ YoY Total Wireless Subscribers 16,726 16,776 17,042 17,307 17,435 17,389 17,416 0.2% 2.2% 2G + 3G + LTE 16,299 16,296 16,391 16,563 16,599 16,488 16,480 0.0% 0.5% WiBro 427 480 651 744 836 902 936 3.9% 43.8% Mobile Subscribers (*1,000) Gross addition 1,684 1,861 1,621 1,808 1,423 1,271 1,502 18.2% -7.3% Deactivation 1,426 1,864 1,526 1,636 1,387 1,382 1,509 9.2% -1.1% Net addition 258 -3 95 172 36 -111 -8 -92.9% -108.2% Churn rate (%) 2.8% 3.4% 2.9% 3.1% 2.7% 2.8% 3.1% 0.3%p 0.2%p Subscribers 16,299 16,296 16,391 16,563 16,599 16,488 16,480 0.0% 0.5% ? Mobile: 2G + 3G + LTE Mobile ARPU (Won) Wireless Service 30,247 30,178 29,609 28,826 28,722 29,447 29,970 1.8% 1.2% Interconnection 4,014 4,118 3,961 3,943 3,869 3,531 3,571 1.1% -9.9% ? ARPU: 2G + 3G + LTE ? Wireless Service : Voice + Data Wireline 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 QoQ YoY Subscribers (*1,000) Telephony 19,386 19,272 19,227 19,159 19,065 18,957 18,837 -0.6% -2.0% PSTN 16,453 16,234 16,071 15,929 15,771 15,630 15,493 -0.9% -3.6% VoIP 2,932 3,038 3,156 3,230 3,294 3,326 3,344 0.5% 6.0% Broadband 7,552 7,629 7,724 7,823 7,922 7,967 8,009 0.5% 3.7% IPTV 2,393 2,622 2,842 3,076 3,316 3,571 3,783 5.9% 33.1%

Thank you kt